                                  UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                             (Amendment No. _____ )*

                                  ORAVAX, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                   68554R 10 7
                                 (CUSIP Number)

                                 Dr. John Brown
                                 Chief Executive
                         Peptide Therapeutics Group PLC
                     321 Cambridge Science Park, Milton Road
                           Cambridge CB4 4WG, England
                              011-44-1223-423-333

                                 with a copy to:

                              Michael Lytton, Esq.
                               Palmer & Dodge LLP
                                One Beacon Street
                           Boston, Massachusetts 02108
                                 (617) 573- 0100
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                  Communications)

                                November 10, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 pages)

------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  68554R 10 7             13D                        Page 2 of 11 Pages


--------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

   Peptide Therapeutics Group PLC
--------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) / /

   Not Applicable                                                        (b) / /
--------------------------------------------------------------------------------
 3 SEC USE ONLY

--------------------------------------------------------------------------------
 4 SOURCE OF FUNDS*

   WC
--------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2 (d) or 2(e) / /
   Not Applicable
--------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION

   England and Wales
--------------------------------------------------------------------------------
    NUMBER OF                 SOLE VOTING POWER
                         7
     SHARES                   1,758,508 (1)
                     -----------------------------------------------------------
  BENEFICIALLY                SHARED VOTING POWER
                         8
    OWNED BY                  0 (2)
                     -----------------------------------------------------------
     EACH                     SOLE DISPOSITIVE POWER
                         9
   REPORTING                  1,758,508 (1)
                     -----------------------------------------------------------
    PERSON                    SHARED DISPOSITIVE POWER
                        10
     WITH                     0 (2)
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1,758,508 (1)
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /
   Not Applicable
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   9.9%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON

   CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------
(1) See Items 3 and 4.
(2) See Item 6.

CUSIP NO.  68554R 10 7             13D                        Page 3 of 11 Pages


--------------------------------------------------------------------------------
  1 NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

    Orange Acquisition Corp.
--------------------------------------------------------------------------------
  2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /

    Not Applicable                                                       (b) / /
--------------------------------------------------------------------------------
  3 SEC USE ONLY

--------------------------------------------------------------------------------
  4 SOURCE OF FUNDS*

    WC
--------------------------------------------------------------------------------

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)  / /
    Not Applicable
--------------------------------------------------------------------------------
  6 CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
    NUMBER OF               SOLE VOTING POWER
                       7
     SHARES                 1,758,508 (1)
                     -----------------------------------------------------------
   BENEFICIALLY             SHARED VOTING POWER
                       8
     OWNED                  0 (2)
                     -----------------------------------------------------------
    BY EACH                 SOLE DISPOSITIVE POWER
                       9
   REPORTING                1,758,508 (1)

     PERSON          -----------------------------------------------------------
                            SHARED DISPOSITIVE POWER
      WITH             10
                            0 (2)
--------------------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,758,508  (1)
--------------------------------------------------------------------------------
 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                                  / /
    Not Applicable
--------------------------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    9.9%
--------------------------------------------------------------------------------
 14 TYPE OF REPORTING PERSON

    CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------
(1) See Items 3 and 4.
(2) See Item 6.

CUSIP NO.  68554R 10 7             13D                        Page 4 of 11 Pages


Item 1.  Security and Issuer

                  This statement on Schedule 13D (the "Statement") relates to shares of common stock, par value $.001 per share ("OraVax Common Stock"), of OraVax, Inc. ("OraVax" or the "Issuer"), a Delaware corporation. The principal executive offices of the Issuer are located at 38 Sidney Street, 4th Floor, Cambridge, Massachusetts, 02139.

Item 2.  Identity and Background

(a) - (c) and (f) This Statement is being filed by Peptide Therapeutics Group PLC, an English public limited company ("Peptide"), and its wholly-owned subsidiary, Orange Acquisition Corp., a Delaware corporation ("Orange Sub" and together with Peptide, the "Purchaser"). The principal executive offices of Peptide and Orange Sub are located at 321 Cambridge Science Park, Milton Road, Cambridge CB4 4WG, England. Peptide is a biopharmaceutical company involved in the research and development of novel drugs and vaccines. Orange Sub was recently formed for the sole purpose of effecting the purchase of the Shares (as defined below).

         The name, principal occupation, business address and citizenship of each of the executive officers and directors of Peptide and Orange Sub is set forth on Schedule I hereto.

         (d) and (e) During the last five years, neither Peptide, Orange Sub or, to the best of Peptide's or Orange Sub's knowledge, any of the individuals named in Schedule I hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         On November 10, 1998, the Purchaser acquired 2,584 outstanding shares (the "Shares") of 6% Convertible Preferred Stock ("Convertible Preferred Stock") of OraVax from third parties pursuant to certain privately negotiated stock purchase agreements made as of October 30, 1998 (collectively, the "Stock Purchase Agreement"). A form of the Stock Purchase Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference. The Shares are convertible into shares of OraVax Common Stock based on a discount to the market price of OraVax Common Stock. The terms of the Convertible Preferred Stock, however, prohibit the conversion of any share of Convertible Preferred Stock if it would result in the holder becoming the beneficial owner of 10% or more of OraVax Common Stock. The purchase price of the Shares was $1,090.00 per share plus accrued and unpaid dividends, for an aggregate purchase price of approximately $2.95 million, and was financed from Purchaser's working capital. Certain terms of the Convertible Preferred Stock are subject to modification under certain circumstances as described in Item 4 below.

tIem 4.  Purpose of Transaction

         On November 10, 1998, Peptide and OraVax entered into an Agreement and Plan of Acquisition (the "Merger Agreement") pursuant to which a wholly-owned subsidiary of Peptide will be merged with and into OraVax (the "Merger"), with OraVax becoming a wholly-owned subsidiary of Peptide. A copy of the Merger Agreement is filed as Exhibit 2

CUSIP NO.  68554R 10 7             13D                        Page 5 of 11 Pages


hereto and incorporated herein by reference.

         In the Merger, holders of OraVax Common Stock will receive ordinary shares of Peptide, with a value of $15 million less the amounts paid by Peptide to acquire the Convertible Preferred Stock and certain other securities of OraVax. Based on a Peptide share price of 112.5 pence ($1.87 using a dollar/pound exchange rate of 1.6633) on November 10, 1998, the last trading day prior to execution of the Merger Agreement, the total number of ordinary shares of Peptide to be issued would be approximately 6.4 million. The ordinary shares issued in the Merger may be in the form of American Depositary Shares of Peptide ("Peptide ADSs").

         Simultaneous with the execution of the Merger Agreement, Purchaser purchased the 2,584 shares of Convertible Preferred Stock from third parties. The 2,584 shares represented approximately 95% of the outstanding Convertible Preferred Stock, which, on November 10, 1998, would have been convertible into 15,813,953 shares of OraVax Common Stock but for a restriction contained in the terms of the Convertible Preferred Stock that prohibits the conversion of any share of Convertible Preferred Stock if it would result in the holder becoming the beneficial owner of 10% or more of OraVax Common Stock. Upon completion of the merger the Convertible Preferred Stock, held by Purchaser, will be retired.

         Completion of the Merger is subject to certain conditions, including approval of the holders of a majority of the outstanding shares of OraVax Common Stock entitled to vote, approval of the holders of the ordinary shares of Peptide, and Peptide successfully completing a financing. The Merger Agreement is subject to termination in certain circumstances, including if the Merger is not consummated by July 31, 1999.

         If the Merger Agreement is terminated, under certain circumstances, OraVax has the right to repurchase all of the shares of Convertible Preferred Stock owned by Purchaser within 90 days of such termination at a per share purchase price of $1,090.00 plus accrued dividends. In addition, under certain circumstances, Peptide will have the right to sell to OraVax all of the shares of Convertible Preferred Stock owned by Purchaser within 90 days of such termination at a per share purchase price of $1,090.00 plus accrued dividends. If neither Peptide nor OraVax exercise its respective put or call rights within 90 days of such termination, then certain terms of the Convertible Preferred Stock will be modified, including removal of the limitation on the conversion of shares if such conversion would result in the beneficial ownership of 10% or more of OraVax Common Stock.

         The foregoing summary of the contents of the Merger Agreement and Stock Purchase Agreement is qualified in its entirety by reference to the exhibits hereto.

         Except as set forth in this Item 4, the Merger Agreement, the Stock Purchase Agreement, the Stockholder Voting Agreement (as described below), or the Affiliate Letter (as defined below), neither Peptide, Orange Sub or, to the best of Peptide's or Orange Sub's knowledge, any of the individuals named in
Schedule I hereto, has any plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer

         (a) and (b) Orange Sub beneficially owns approximately 1,758,508 shares of OraVax Common Stock issuable upon the conversion of the Shares. A total of approximately 15,813,953

CUSIP NO.  68554R 10 7             13D                        Page 6 of 11 Pages


shares of OraVax Common Stock would be issuable upon conversion of the Shares but for a restriction contained in the terms of the Convertible Preferred Stock that prohibits the conversion of any share of Convertible Preferred Stock if it would result in the holder becoming the beneficial owner of 10% or more of OraVax Common Stock.

         Peptide owns 100% of the capital stock of Orange Sub and as a result is deemed to have an indirect interest in and the power to direct the vote and disposition of 100% of the shares of OraVax Common Stock issuable upon conversion of the Shares, subject to the 10% ownership restriction described above. Pursuant to the terms of the Stockholder Voting Agreements (as described in Item 6 below), Peptide has the power to vote 1,247,999 shares of OraVax Common Stock with respect to the Merger.


         Except as set forth above, neither Peptide, Orange Sub or, to the best of Peptide's knowledge, any of the individuals named in Schedule I hereto, is the beneficial owner of OraVax Common Stock.

         (c) Except as described herein, neither Peptide, Orange Sub or, to the best of Peptide's or Orange Sub's knowledge, any of the individuals named in
Schedule I hereto, has effected any transaction in OraVax Common Stock during the past 60 days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of OraVax Common Stock upon conversion of the Shares.

         (e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The Merger Agreement contains certain customary restrictions on the conduct of the business of Peptide and OraVax pending the Merger, including certain customary restrictions relating to OraVax Common Stock. The Merger Agreement provides that OraVax, unless otherwise required by the fiduciary duties of its Board of Directors, will use its best efforts to solicit proxies from its stockholders in favor of the approval of the Merger Agreement and the Merger.

         Certain stockholders of OraVax have entered into agreements with Peptide regarding voting and disposition of their shares of OraVax Common Stock (the "Stockholder Voting Agreements"), a form of which is attached hereto as
Exhibit 3 hereto and incorporated herein by reference. Pursuant to the terms of such Stockholder Voting Agreements, such stockholders have agreed, until termination of the Merger Agreement (i) not to transfer or otherwise dispose of any shares of OraVax Common Stock owned by them and (ii) to vote all such shares of OraVax Common Stock (w) in favor of the Merger and any matters that would facilitate the Merger, (x) against any proposal made in opposition to or in competition with the Merger, (y) against any merger, consolidation, sale of assets, reorganization or recapitalization with any party other than Peptide and its affiliates, and (z) against any proposed liquidation or winding up of OraVax. Such stockholders have granted certain officers of Peptide irrevocable proxies (the "Proxies") to vote the stockholders' shares to implement the foregoing agreements. Directors, executive

CUSIP NO.  68554R 10 7             13D                        Page 7 of 11 Pages


officers and their associates having the right to vote in the aggregate 1,247,999 shares of OraVax Common Stock, or approximately 7.0% of the OraVax Common Stock outstanding as of November 5, 1998, (excluding shares that the stockholder has the right to acquire upon the exercise of stock options and shares issuable on exercise of the option), have executed the Stockholder Voting Agreements.

         OraVax also has agreed to use its best efforts to cause each director, executive officer and affiliate (for purposes of Rule 145 under the Securities Act of 1933 ) of OraVax to execute, as soon as possible after the execution of the Merger Agreement, an agreement in customary form with respect to restrictions on sale of ordinary shares or Peptide ADSs after the merger except in compliance with Rule 145 ("Affiliate Letter").

         Except as provided in the Merger Agreement, the Stock Purchase Agreement, the Stockholder Voting Agreement or the Affiliate Letter, or as set forth herein, neither Peptide, Orange Sub or, to the best of Peptide's or Orange Sub's knowledge, any of the individuals named in Schedule I hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of OraVax, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

         Exhibit 1  -      Form of Stock  Purchase  Agreement  by and among
                           Orange Acquisition Corp. and certain stockholders of OraVax, Inc.

         Exhibit 2  -      Agreement and Plan of Acquisition dated as of
                           November 10, 1998 by and among Peptide Therapeutics
                           Group PLC, Peach Acquisition Corp. and OraVax, Inc.

         Exhibit 3  -      Form of Stockholder Voting  Agreement by and among
                           Peptide Therapeutics Group PLC and certain stockholders of OraVax, Inc.

         Exhibit 4  -      Agreement as to Joint Filing of Schedule 13D.

CUSIP NO.  68554R 10 7             13D                        Page 8 of 11 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                              PEPTIDE THERAPEUTICS GROUP PLC


Date:  November 20, 1998                      By:       /s/ Gordon Cameron
                                                       -------------------
                                                       Gordon Cameron
                                                       Finance Director


                                              ORANGE ACQUISITION CORP.


Date: November 20, 1998                       By:      /s/ Gordon Cameron
                                                       ------------------
                                                       Gordon Cameron
                                                       Treasurer

CUSIP NO.  68554R 10 7             13D                        Page 9 of 11 Pages


                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                        OF PEPTIDE THERAPEUTICS GROUP PLC

         The name, present principal occupation or employment, and business address of each of the directors and executive officers of Peptide Therapeutics Group PLC ("Peptide") is set forth below. Unless otherwise indicated, the business address of each of the following persons is the address of the principal executive offices of Peptide. Unless otherwise indicated, each individual listed below is a citizen of the United Kingdom.

*     Alan Goodman
      Chairman
      Peptide Therapeutics Group PLC
      321 Cambridge Science Park
      Milton Road
      Cambridge CB4 4WG, England


*#    Dr. John Brown
      Chief Executive
      Peptide Therapeutics Group PLC
      321 Cambridge Science Park
      Milton Road
      Cambridge CB4 4WG, England


*#    Gordon Cameron
      Finance Director and Secretary
      Peptide Therapeutics Group PLC
      321 Cambridge Science Park
      Milton Road
      Cambridge CB4 4WG, England


*#    Nicholas Higgins
      Commercial Director
      Peptide Therapeutics Group PLC
      321 Cambridge Science Park
      Milton Road
      Cambridge CB4 4WG, England


*     Sir Brian Richards
      Non-Executive Director
      Peptide Therapeutics Group PLC
      321 Cambridge Science Park
      Milton Road
      Cambridge CB4 4WG, England


*+    Alan Dalby
      Chairman
      Reckitt & Colman PLC
      One Burlington Lane
      London W4 2RW, England


*     Alan Smith
      Non-Executive Director
      Peptide Therapeutics Group PLC
      321 Cambridge Science Park
      Milton Road
      Cambridge CB4 4WG, England

-----------------------
*     Director
#     Executive Officer
+     U.S. Citizen

CUSIP NO.  68554R 10 7             13D                       Page 10 of 11 Pages


                        DIRECTORS AND EXECUTIVE OFFICERS
                           OF ORANGE ACQUISITION CORP.

         The name, present principal occupation or employment, and business address of each of the directors and executive officers of Orange Acquisition Corp. ("Orange Sub") is set forth below. Unless otherwise indicated, the business address of each of the following persons is the address of the principal executive offices of Orange Sub. Unless otherwise indicated, each individual listed below is a citizen of the United Kingdom.


*     Alan Goodman
      Chairman
      Peptide Therapeutics Group PLC
      321 Cambridge Science Park
      Milton Road
      Cambridge CB4 4WG, England


*#    Dr. John Brown
      Chief Executive
      Peptide Therapeutics Group PLC
      321 Cambridge Science Park
      Milton Road
      Cambridge CB4 4WG, England


*#    Gordon Cameron
      Finance Director and Secretary
      Peptide Therapeutics Group PLC
      321 Cambridge Science Park
      Milton Road
      Cambridge CB4 4WG, England


*+    Lance K. Gordon
      President and Chief Executive Officer
      OraVax, Inc.
      38 Sidney Street, 4th Floor
      Cambridge, Massachusetts 02139


#+    Michael Lytton
      Partner
      Palmer & Dodge LLP
      One Beacon Street
      Boston, Massachusetts 02108

-----------------------
*     Director
#     Executive Officer
+     U.S. Citizen

CUSIP NO.  68554R 10 7             13D                       Page 11 of 11 Pages


                                  EXHIBIT INDEX



Exhibit                   Description
-------                   -----------


  1              Form of Stock Purchase Agreement by and among
                 Orange Acquisition Corp. and certain stockholders of OraVax, Inc.

  2 Agreement and Plan of Acquisition dated as of November 10, 1998 by and among Peptide Therapeutics
                 Group PLC, Peach Acquisition Corp. and OraVax, Inc.
                 (Incorporated by reference to Exhibit 2.1 to the Form
                 8-K filed on November 19, 1998 by OraVax, Inc., File
                 No. 0-26034).

  3 Form of Stockholder Voting Agreement by and among Peptide Therapeutics Group PLC and certain stockholders of OraVax, Inc.

  4              Agreement as to Joint Filing of Schedule 13D.
